As confidentially submitted to the Securities and Exchange Commission on February 10, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	82-5089826
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Research Court, Suite 450

Rockville, Maryland 20850

(240) 403-4212

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officer)

Anatoly Dritschilo, M.D.

Chief Executive Officer

One Research Court, Suite 450

Rockville, Maryland 20850

(240) 403-4212

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Megan J. Penick, Esq.	Spencer G. Feldman, Esq.
Stephen A. Weiss, Esq.	Olshan Frome Wolosky LLP
Michelman & Robinson LLP	1325 Avenue of the Americas,
800 Third Avenue, 24th Floor	15th Floor
New York, NY 10020	New York, NY 10019
(212) 730-7700	(212) 451-2300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. ☐

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

Shuttle Pharmaceuticals Holdings, Inc. has prepared this Amendment No. 2 to its Draft Registration Statement on Form S-1 (the “Additional DRS Filing”) for the sole purpose of submitting confidentially to the Securities and Exchange Commission (“SEC”) exhibits not previously submitted with Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted to the SEC on February 10, 2022 (the “Original DRS”). This Additional DRS Filing is being made due to a limitation on the number of exhibits or documents that we were able to submit at one time to the Edgar servers with the Original DRS. Save for the aforementioned inclusion of additional exhibits to the Original DRS, nothing herein amends the Original DRS and the Registration Statement that accompanies it and, accordingly, such Registration Statement has not been included herein.

Exhibit Number	Description

1.1	Underwriting Agreement+
3.1	Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated By-Laws*
3.3	Certificate of Designation for Series A Convertible Preferred Stock*
4.1	Form of Note, dated December 28, 2021*
4.2	Form of Convertible Note, dated February 2022*
5.1	Opinion of Michelman & Robinson, LLP+
10.1	Form of Subscription Agreement for Series A Convertible Preferred Stock *
10.2	2018 Equity Incentive Plan*
10.3	Code of Business Conduct and Ethics*
10.4	Employment Agreement, dated July 30, 2014, between Shuttle Pharmaceuticals Holdings, Inc. and Tyvin Rich*
10.5	Employment Agreement, dated July 30, 2014, between Shuttle Pharmaceuticals Holdings, Inc, and Theodore Phillips*
10.6	SBIR Contract #HHSN261201400013C, dated September 19, 2014, between Shuttle Pharmaceuticals, LLC and National Institute of Health National Cancer Institute.
10.7	Exclusive License Agreement, dated July 14, 2017, between Shuttle Pharmaceuticals, Inc. and Pola Pharma Inc.*
10.8

SBIR Contract #HHSN261201400013C Amendment of Solicitation/Modification of Contract, dated August 3, 2015, between Shuttle Pharmaceuticals, LLC and National Institute of Health National Cancer Institute (Radiosensitizer Option Phase II)

10.9	SBIR Contract #HHSN261201600027C, dated September 19, 2016, between Shuttle Pharmaceuticals, LLC and National Institute of Health National Cancer Institute
10.10	SBIR Contract #HHSN261600038C dated September 19, 2016 between Shuttle Pharmaceuticals, LLC. and National Institute of Health National Cancer Institute
10.11	Material Transfer Agreement, dated April 25, 2017, between Shuttle Pharmaceuticals, Inc. and George Washington University
10.12	Employment Agreement, dated May 30, 2019, between Shuttle Pharmaceuticals Holdings, Inc. and Peter Dritschilo
10.13	Employment Agreement, dated May 30, 2019, between Shuttle Pharmaceuticals Holdings, Inc. and Mira Jung
10.14	Employment Agreement, dated June 28, 2019, between Shuttle Pharmaceuticals Holdings, Inc. and Anatoly. Dritschilo
10.15	Amended and Restated Employment Agreement, dated September 1, 2019, between Shuttle Pharmaceuticals Holdings, Inc. and Michael Vander Hoek+
10.16	Form of Letter Agreement with Director *
10.17	Subaward Agreement dated October 28, 2014 between Shuttle Pharmaceuticals, LLC and LifeSpan/Rhode Island Hospital+
10.18	Sublicense Agreement, dated February 15, 2019, between Shuttle Pharmaceuticals Inc. and Propagenix, Inc.+
10.19	SBIR Contract #HHSN261201800016C/75N91018C00016 Agreement between Shuttle Pharmaceuticals, LLC and National Institute of Health National Cancer Institute+
10.20	Promissory Note, dated as of August 24, 2019, between Shuttle Pharmaceuticals Holdings, Inc. and Anatoly Dritschilo*
10.21	Intellectual Property Opinion (Morgan Lewis) +
10.22	SBIR Phase II Contract #75N9101C00031, dated September 6, 2019, between Shuttle Pharmaceuticals, Inc. and National Institute of Health National Cancer Institute +
10.23	Director Offer Letter, dated December 2, 2020, between Chris Senanayake and Shuttle Pharmaceuticals Holdings, Inc.*
10.24	Promissory Note, dated December 1, 2020, between Shuttle Pharmaceuticals Holdings, Inc. and Joy Dritschilo*
10.25	Promissory Note, dated December 1, 2020, between Shuttle Pharmaceuticals Holdings, Inc. and Anatoly Dritschilo*
10.26	Non-Disclosure, Evaluation and Option Agreement, dated May 30, 2019, between Shuttle Pharmaceuticals, Inc. and University of Virginia Licensing & Ventures Group+
10.27	First Amendment to Non-Disclosure, Evaluation and Option Agreement, dated November 30, 2019, between Shuttle Pharmaceutical, Inc. and University of Virginia Licensing & Ventures Group+
10.28	Form of Note and Warrant Subscription Agreement, dated December 28, 2021*
10.29	Form of Common Stock Purchase Warrant, dated December 28, 2021 *
10.30	Consulting Agreement, dated January 1, 2022, between Shuttle Pharmaceuticals Holdings, Inc. and Steven Bayern *
10.31	Amendment to Promissory Note, dated January 25, 2022, between Shuttle Pharmaceuticals Holdings, Inc. and Joy Dritschilo*
10.32	Amendment to Promissory Note, dated January 25, 2022, between Shuttle Pharmaceuticals Holdings, Inc. and Anatoly Dritschilo*
10.33	Form of Convertible Note Subscription Agreement and Investor Rights Agreement+
15.1	List of Subsidiaries*
23.1	Consent of BF Borgers CPA PC+
23.2	Consent of Michelman & Robinson, LLP +
24.1	Power of Attorney (included in the signature page to this registration statement)

Unless otherwise indicated, all exhibits filed herewith.

*Previously filed.

+To be filed.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this registration statement on Form S-1 to be signed on its behalf by the undersigned, in Rockville, Maryland, on _______, 2022.

SHUTTLE PHARMACEUTICALS, INC.

By:
Anatoly Dritschilo, M.D.,
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anatoly Dritschilo, M.D. and Peter Dritschilo, and each of them as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re- substitution, for each of them and in each name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as each might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof. In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signatures	Title(s)	Date

	Chairman of the Board and	, 2022
Anatoly Dritschilo, M.D.	Chief Executive Officer (Principal Executive Officer)

	President	, 2022
Peter Dritschilo

	Chief Financial Officer	, 2022
Michael Vander Hoek	(Principal Financial and Accounting Officer)

	Director	, 2022
Chris Senanayake, Ph.D.

	Director	, 2022
Steven Richards

	Director	, 2022
Josh Shafer

	Director	, 2022
Milton Brown, M.D., Ph.D.

	Director	, 2022
William H. Adkins